UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)

First American Capital Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

31848M 40 9

(CUSIP Number)

Copy to:
James H. Ingraham	Gregory G. Johnson, Esq.
Brooke Corporation	Bryan Cave LLP
10950 Grandview Drive, Suite 600	3500 One Kansas City Place
Overland Park, Kansas 66210	1200 Main Street
(913) 661-0123	Kansas City, Missouri 64105
(816) 374-3200
(Name, address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

CUSIP No. 31848M 40 9	SCHEDULE 13D/A	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Paul E. Burke, Jr.* IRS# N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 16,666
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 16,666
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,666
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%
14.	TYPE OF REPORTING PERSON IN

*	Pursuant to an irrevocable proxy dated October 6, 2006, effective upon the closing pursuant to the Stock Purchase and Sale Agreement (the “Agreement”), this reporting person agreed to vote in favor of the Approvals (as defined in the Agreement). On January 31, 2007, the Approvals were approved and the irrevocable proxy terminated; therefore, this reporting person is no longer considered a member of a group pursuant to Rule 13d-5 and is no longer required to report pursuant to Rule 13d-2(a).

CUSIP No. 31848M 40 9	SCHEDULE 13D/A	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Edward C. Carter* IRS# N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 21,666
8. SHARED VOTING POWER 6,666
9. SOLE DISPOSITIVE POWER 21,666
10. SHARED DISPOSITIVE POWER 6,666

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,332
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.92%
14.	TYPE OF REPORTING PERSON IN

*	Pursuant to an irrevocable proxy dated October 6, 2006, effective upon the closing pursuant to the Stock Purchase and Sale Agreement (the “Agreement”), this reporting person agreed to vote in favor of the Approvals (as defined in the Agreement). On January 31, 2007, the Approvals were approved and the irrevocable proxy terminated; therefore, this reporting person is no longer considered a member of a group pursuant to Rule 13d-5 and is no longer required to report pursuant to Rule 13d-2(a).

CUSIP No. 31848M 40 9	SCHEDULE 13D/A	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas M. Fogt* IRS# N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 33,399
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 33,399
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,399
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.07%
14.	TYPE OF REPORTING PERSON IN

*	Pursuant to an irrevocable proxy dated October 6, 2006, effective upon the closing pursuant to the Stock Purchase and Sale Agreement (the “Agreement”) this reporting person agreed to vote in favor of the Approvals (as defined in the Agreement). On January 31, 2007, the Approvals were approved and the irrevocable proxy terminated; therefore, this reporting person is no longer considered a member of a group pursuant to Rule 13d-5 and is no longer required to report pursuant to Rule 13d-2(a).

CUSIP No. 31848M 40 9	SCHEDULE 13D/A	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth L. Frahm* IRS# N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 13,333
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 13,333
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43%
14.	TYPE OF REPORTING PERSON IN

*	Pursuant to an irrevocable proxy dated October 6, 2006, effective upon the closing pursuant to the Stock Purchase and Sale Agreement (the “Agreement”), this reporting person agreed to vote in favor of the Approvals (as defined in the Agreement). On January 31, 2007, the Approvals were approved and the irrevocable proxy terminated; therefore, this reporting person is no longer considered a member of a group pursuant to Rule 13d-5 and is no longer required to report pursuant to Rule 13d-2(a).

CUSIP No. 31848M 40 9	SCHEDULE 13D/A	Page 6 of 15 Pages

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Harland E. Priddle* IRS# N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 13,333
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 13,333
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43%
14.	TYPE OF REPORTING PERSON IN

*	Pursuant to an irrevocable proxy dated October 6, 2006, effective upon the closing pursuant to the Stock Purchase and Sale Agreement (the “Agreement”), this reporting person agreed to vote in favor of the Approvals (as defined in the Agreement). On January 31, 2007, the Approvals were approved and the irrevocable proxy terminated; therefore, this reporting person is no longer considered a member of a group pursuant to Rule 13d-5 and is no longer required to report pursuant to Rule 13d-2(a).

CUSIP No. 31848M 40 9	SCHEDULE 13D/A	Page 7 of 15 Pages

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John F. Van Engelen* IRS# N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 17,000
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 17,000
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.55%
14.	TYPE OF REPORTING PERSON IN

*	Pursuant to an irrevocable proxy dated October 6, 2006, effective upon the closing pursuant to the Stock Purchase and Sale Agreement (the “Agreement”), this reporting person agreed to vote in favor of the Approvals (as defined in the Agreement). On January 31, 2007, the Approvals were approved and the irrevocable proxy terminated; therefore, this reporting person is no longer considered a member of a group pursuant to Rule 13d-5 and is no longer required to report pursuant to Rule 13d-2(a).

CUSIP No. 31848M 40 9	SCHEDULE 13D/A	Page 8 of 15 Pages

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John G. Montgomery* IRS# N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 14,999
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 14,999
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,999
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%
14.	TYPE OF REPORTING PERSON IN

*	Pursuant to an irrevocable proxy dated October 6, 2006, effective upon the closing pursuant to the Stock Purchase and Sale Agreement (the “Agreement”), this reporting person agreed to vote in favor of the Approvals (as defined in the Agreement). On January 31, 2007, the Approvals were approved and the irrevocable proxy terminated; therefore, this reporting person is no longer considered a member of a group pursuant to Rule 13d-5 and is no longer required to report pursuant to Rule 13d-2(a).

CUSIP No. 31848M 40 9	SCHEDULE 13D/A	Page 9 of 15 Pages

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary E. Yager* IRS# N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 13,333
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 13,333
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.43%
14.	TYPE OF REPORTING PERSON IN

*	Pursuant to an irrevocable proxy dated October 6, 2006, effective upon the closing pursuant to the Stock Purchase and Sale Agreement (the “Agreement”), this reporting person agreed to vote in favor of the Approvals (as defined in the Agreement). On January 31, 2007, the Approvals were approved and the irrevocable proxy terminated; therefore, this reporting person is no longer considered a member of a group pursuant to Rule 13d-5 and is no longer required to report pursuant to Rule 13d-2(a).

CUSIP No. 31848M 40 9	SCHEDULE 13D/A	Page 10 of 15 Pages

Pursuant to Rule 13d-2(a), this Amendment No. 2 amends the Schedule 13D previously filed by First American Capital Corporation (“FACC”) on December 18, 2006 and Amendment No. 1 to Schedule 13D previously filed by FACC on December 19, 2006 (collectively, “Schedule D”) with the Securities and Exchange Commission. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in Schedule 13D. All defined terms shall have the same meaning as previously ascribed to them in Schedule 13D, unless otherwise noted.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule relates is the common stock, $0.01 par value per share (the “Common Stock”) of First American Capital Corporation, a Kansas corporation (“FACC”). The par value per share of the Common Stock was reduced from $0.10 per share to $0.01 per share on January 31, 2007. FACC effected a 1-for-3 reverse stock split on April 13, 2007 by which every three shares of common stock became one share of common stock and cash was paid for fractional shares. FACC’s CUSIP Number changed from 31848M 10 2 to 31848M 40 9 as a result of the reverse stock split.

Item 2.	Identity and Background

Upon the termination of the irrevocable proxy on January 31, 2007, each individual listed in Item 2 to the Schedule 13D filed on December 18, 2006 is no longer a member of a group.

Item 5.	Interest in Securities of the Issuer

I.	Paul E. Burke, Jr.***

	(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

16,666

	(b)	Number of shares of Common Stock over which Reporting Person has

		(i)	sole power to vote or direct the vote: 16,666

		(ii)	shared power to vote or direct the vote: None

		(iii)	sole power to dispose or direct the disposition of : 16,666

		(iv)	shared power to dispose or direct the disposition of: None

CUSIP No. 31848M 40 9	SCHEDULE 13D/A	Page 11 of 15 Pages

II.	Edward C. Carter***

	(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

28,332

	(b)	Number of shares of Common Stock over which Reporting Person has

		(i)	sole power to vote or direct the vote: 21,666

		(ii)	shared power to vote or direct the vote: 6,666

		(iii)	sole power to dispose or direct the disposition of : 21,666

		(iv)	shared power to dispose or direct the disposition of: 6,666

III.	Thomas M. Fogt***

	(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

33,399

	(b)	Number of shares of Common Stock over which Reporting Person has

		(i)	sole power to vote or direct the vote: 33,399

		(ii)	shared power to vote or direct the vote: None

		(iii)	sole power to dispose or direct the disposition of : 33,399

		(iv)	shared power to dispose or direct the disposition of: None

IV.	Kenneth L. Frahm***

	(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

13,333

	(b)	Number of shares of Common Stock over which Reporting Person has

		(i)	sole power to vote or direct the vote: 13,333

		(ii)	shared power to vote or direct the vote: None

		(iii)	sole power to dispose or direct the disposition of : 13,333

CUSIP No. 31848M 40 9	SCHEDULE 13D/A	Page 12 of 15 Pages

		(iv)	shared power to dispose or direct the disposition of: None

V.	Harland E. Priddle***

	(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

13,333

	(b)	Number of shares of Common Stock over which Reporting Person has

		(i)	sole power to vote or direct the vote: 13,333

		(ii)	shared power to vote or direct the vote: None

		(iii)	sole power to dispose or direct the disposition of : 13,333

		(iv)	shared power to dispose or direct the disposition of: None

VI.	John F. Van Engelen***

	(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

17,000

	(b)	Number of shares of Common Stock over which Reporting Person has

		(i)	sole power to vote or direct the vote: 17,000

		(ii)	shared power to vote or direct the vote: None

		(iii)	sole power to dispose or direct the disposition of : 17,000

		(iv)	shared power to dispose or direct the disposition of: None

VII.	John G. Montgomery***

	(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

14,999

	(b)	Number of shares of Common Stock over which Reporting Person has

		(i)	sole power to vote or direct the vote: 14,999

		(ii)	shared power to vote or direct the vote: None

CUSIP No. 31848M 40 9	SCHEDULE 13D/A	Page 13 of 15 Pages

		(iii)	sole power to dispose or direct the disposition of : 14,999

		(iv)	shared power to dispose or direct the disposition of: None

VIII.	Gary E. Yager***

	(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:

13,333

	(b)	Number of shares of Common Stock over which Reporting Person has

		(i)	sole power to vote or direct the vote: 13,333

		(ii)	shared power to vote or direct the vote: None

		(iii)	sole power to dispose or direct the disposition of : 13,333

		(iv)	shared power to dispose or direct the disposition of: None

***	Pursuant to an irrevocable proxy dated October 6, 2006, effective upon the closing pursuant to the Agreement, this reporting person agreed to vote in favor of the Approvals (as defined in the Agreement). On January 31, 2007, the Approvals were approved and the irrevocable proxy terminated; therefore, this reporting person is no longer considered a member of a group pursuant to Rule 13d-5 and is no longer required to report pursuant to Rule 13d-2(a).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Contemporaneously with the signing of the Stock Purchase and Sale Agreement, the members of the Board of Directors for the issuer delivered an irrevocable proxy to Brooke Corporation for the limited purpose of voting all Director shares in favor of the Approvals as defined in the Agreement. The Approvals were approved on January 31, 2007 and the irrevocable proxy terminated.

Pursuant to Section 1.3(b) of the Agreement, the Directors of the issuer did not have the right to dispose of their shares of common stock prior to the stockholder Approvals. The Approvals were approved on January 31, 2007 and the restrictions in Section 1.3(b) of the Agreement, therefore, lapsed.

Item 7.	Material to Be Filed as Exhibits.

(k)	Limited Power of Attorney executed on May 17, 2007 by Paul E. Burke, Jr.
(l)	Limited Power of Attorney executed on May 9, 2007 by Edward C. Carter.
(m)	Limited Power of Attorney executed on May 10, 2007 by Thomas M. Fogt.
(n)	Limited Power of Attorney executed on May 9, 2007 by Kenneth L. Frahm.
(o)	Limited Power of Attorney executed on May 9, 2007 by Harland E. Priddle.

CUSIP No. 31848M 40 9	SCHEDULE 13D/A	Page 14 of 15 Pages

(p)	Limited Power of Attorney executed on May 9, 2007 by John F. Van Engelen.
(q)	Limited Power of Attorney executed on May 11, 2007 by John G. Montgomery.
(r)	Limited Power of Attorney executed on May 12, 2007 by Gary E. Yager.

CUSIP No. 31848M 40 9	SCHEDULE 13D/A	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 18, 2007.

/s/ James H. Ingraham
Name:	James H. Ingraham
Title:	Attorney-in-fact